UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Acme Packet, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

004764 10 6

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004764 10 6

1.	Names of Reporting Persons Patrick J. MeLampy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,019,873 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,019,873 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,019,873 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 264,583 shares subject to options exercisable within 60 days of February 13, 2008.  Does not include 1,892,000 shares owned by The MeLampy-Lawrence Family Trust for the benefit of minor children of Mr. MeLampy.  Mr. MeLampy’s wife is the trustee of The MeLampy-Lawrence Family Trust.  Mr. MeLampy disclaims beneficial ownership over the shares held by The MeLampy-Lawrence Family Trust.

(2) All ownership percentages reported herein are based on 60,220,226 shares of the issuer’s common stock issued and outstanding as of November 6, 2007, as reported by the issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2007 filed on November 13, 2007.

Item 1.
	(a)	Name of Issuer Acme Packet, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 71 Third Street, Burlington, MA 01803

Item 2.
	(a)	Name of Person Filing Patrick MeLampy
	(b)	Address of Principal Business Office or, if none, Residence 71 Third Street, Burlington, MA 01803
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 004764 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,019,873 (1)
(b) Percent of class: 6.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,019,873 (1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 4,019,873 (1)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

(1) Includes 264,583 shares subject to options exercisable within 60 days of February 13, 2008.  Does not include 1,892,000 shares owned by The MeLampy-Lawrence Family Trust for the benefit of minor children of Mr. MeLampy.  Mr. MeLampy’s wife is the trustee of The MeLampy-Lawrence Family Trust.  Mr. MeLampy disclaims beneficial ownership over the shares held by The MeLampy-Lawrence Family Trust.

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ Patrick MeLampy
Signature
Patrick MeLampy